

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

April 5, 2010

By U.S. mail and facsimile

Mr. John A. Luke, Jr.
Chief Executive Officer
MeadWestvaco Corporation
501 South 5ᵗʰ Street
Richmond, Virginia 23219-0501

Re: MeadWestvaco Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 23, 2010
File No. 001-31215

Dear Mr. Luke:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Management's discussion and analysis of financial condition and results of operations, page 17

Critical Accounting Policies, page 34

Income taxes, page 36

1.   To the extent that you believe there is a known uncertainty with respect to the taxability of the alternative fuel tax credit, we believe you should provide disclosure for investors to understand the nature and extent of the uncertainties associated with the methods, assumptions, estimates and judgments surrounding the tax credits, along with the potential impact and the timing of the impact on your financial statements, pursuant to Item 303 of Regulation S-K. You may also refer to FASB ASC 275-10 (SOP 94-6) for additional guidance on risks and uncertainties.

New Accounting Guidance, page 37

Accounting for variable interest entities, page 39

2.   We note that you will adopt on January 1, 2010 new accounting guidance related to the accounting and disclosure for variable interest entities. Please discuss the impact that adoption of the guidance is expected to have your financial statements. Refer to SAB Topic 11:M for additional guidance.

Note O. Income taxes, page 74

3.   To the extent you have taken a position that the alternative fuel tax credit is not taxable, please tell us where you have presented the tax credit in your reconciliation of income taxes at the federal statutory rate and income tax expense. If you have combined the alternative fuel tax credit with other reconciling items, tell us if the tax credits amount to more than five percent of taxes at the federal statutory rate. If so, provide us with the amount and nature of each significant reconciling item and tell us how you considered the requirement to disclose this information pursuant to FASB ASC 740-10-50-12 and 50-14 and Rule 4-08(h)(2) of Regulation S-X.

4.   We note that you added to the unrecognized tax benefits during 2009. Please tell us the portion of the additions that pertain to the alternative fuel tax credit. We further note that it is reasonably possible that the balance of unrecognized tax benefits may change during 2010 as a result of the resolution of various audits.

Please tell us how you considered the likelihood of receipt of definitive guidance from the IRS that would resolve uncertainties regarding the taxability of the credits. Refer to FASB ASC 740-10-50-15.d. for additional guidance.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Steve Lo at 202-551-3394 or Ryan Milne at 202-551-3688 if you have questions regarding these comments and related matters. Please contact me at 202-551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief
Accountant
Office of Beverages, Apparel
and Health Care Services